                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                          Northrop Grumman Corporation

              -----------------------------------------------------
                                (Name of Issuer)


                                  Common Stock

              -----------------------------------------------------
                         (Title of Class of Securities)


                                   666807 10 2

              -----------------------------------------------------
                                 (CUSIP Number)

                                  Scott Renwick
                                  Unitrin, Inc.
                              One East Wacker Drive
                                Chicago, IL 60601
                                 (312) 661-4520

              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 30, 2002

              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 6

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                                                                     Page 2 of 6

                                  SCHEDULE 13D

    CUSIP No. 666807 10 2
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Unitrin, Inc.
     95-4255452

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------
                           7.   Sole Voting Power
                                2,761,829
                           -----------------------------------------------------
       Number of           8.   Shared Voting Power
        Shares                  6,520,592
     Beneficially          -----------------------------------------------------
       Owned by            9.   Sole Dispositive Power
         Each                   2,761,829
       Reporting           -----------------------------------------------------
        Person             10.  Shared Dispositive Power
         With                   6,520,592
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     9,282,421
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [_]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     5.07%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     HC, CO

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                                                                     Page 3 of 6

CUSIP No. 666807 10 2
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Trinity Universal Insurance Company
     75-0620550

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Texas

--------------------------------------------------------------------------------
                           7.   Sole Voting Power
                                0
                           -----------------------------------------------------
       Number of           8.   Shared Voting Power
        Shares                  4,584,500
     Beneficially          -----------------------------------------------------
       Owned by            9.   Sole Dispositive Power
         Each                   0
       Reporting           -----------------------------------------------------
        Person             10.  Shared Dispositive Power
         With                   4,584,500
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,584,500
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [_]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     2.50%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO

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                                                                     Page 4 of 6

CUSIP No. 666807 10 2
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     United Insurance Company of America
     36-1896670

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     N/A

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Illinois

--------------------------------------------------------------------------------
                           7.   Sole Voting Power
                                0
                           -----------------------------------------------------
       Number of           8.   Shared Voting Power
        Shares                  1,936,092
     Beneficially          -----------------------------------------------------
       Owned by            9.   Sole Dispositive Power
         Each                   0
       Reporting           -----------------------------------------------------
        Person             10.  Shared Dispositive Power
         With                   1,936,092
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,936,092
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [_]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     1.06%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IC, CO

Amendment No. 3 to Schedule 13D

     This Amendment No. 3 amends and supplements the Schedule 13D originally filed by Unitrin, Inc., Trinity Universal Insurance Company and United Insurance Company of America, dated April 3, 2001, as amended by Amendment No. 1 thereto, dated May 18, 2001 and Amendment No. 2 thereto, dated February 11, 2002. Terms used herein and not otherwise defined have the meanings given such terms in the original Schedule 13D, dated April 3, 2001.

Item 1. Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share (the "Common Stock"), of Northrop Grumman Corporation (formerly NNG, Inc.), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1804 Century Park East, Los Angeles, California 90067.

Item 4. Purpose of Transaction.

     Although their plans may change in the future, except as otherwise noted, the reporting persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions set forth in sub-items (a) through (j) of Item 4, except that Unitrin or its affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock or the Issuer's Series B Convertible Preferred Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock or Series B Convertible Preferred Stock now owned or hereafter acquired by them to one or more purchasers.

Item 5. Interest in Securities of the Issuer.

       On December 30, 2002, Unitrin engaged in two transactions with its wholly-owned subsidiaries, Trinity and United, which reallocated the holdings of Common Stock among the three companies. In the first transaction, United transferred to Unitrin in the form of a dividend 1,400,000 shares of the Common Stock held by United (the "transferred shares"). In the second transaction, Unitrin contributed 255,311 of the transferred shares to the surplus of Trinity. Prior to these transactions, Unitrin beneficially owned all of the transferred shares indirectly through United. Accordingly, these transactions merely change Unitrin's interest in the transferred shares from an indirect interest in 1,400,000 shares (through United) to a direct interest in 1,144,689 shares and an indirect interest in 255,311 shares (through Trinity).

     As indicated on the cover pages, Unitrin beneficially owns 2,761,829 shares of Common Stock over which it has sole voting and dispositive power. Such beneficial ownership is attributable to Unitrin's direct ownership of 1,144,689 shares of Common Stock and 1,774,812 shares of Series B Convertible Preferred Stock which are convertible into 1,617,140 shares of Common Stock. Unitrin beneficially owns 6,520,592 shares of Common Stock over which it has shared voting and dispositive power and such beneficial ownership is attributable to Trinity's and United's ownership of 6,520,592 shares of Common Stock in the aggregate.

     As indicated on the cover pages, Trinity beneficially owns 4,584,500 shares of Common Stock over which it has shared voting and dispositive power and such beneficial ownership is attributable to Trinity's direct ownership of such number of shares of Common Stock.

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                                                                     Page 6 of 6

     As further indicated on the cover pages, United beneficially owns 1,936,092 shares of Common Stock over which it has shared voting and dispositive power and such beneficial ownership is attributable to United's direct ownership of such number of shares of Common Stock.

     Except as set forth elsewhere in this Amendment No. 3, neither of Unitrin, Trinity or United acquired or disposed of any shares of the Issuer's Common Stock since February 11, 2002, the date of Amendment No. 2 to Schedule 13D. However, in addition to the changes in Unitrin's, Trinity's and United's beneficial ownership resulting from the transactions described above, the ownership percentage of Unitrin, Trinity and United changed as a consequence of an increase in the number of outstanding shares of the Issuer's Common Stock since February 11, 2002. The result of these changes is that the ownership percentage of Unitrin, Trinity and United has decreased from 9.36%, 4.36% and 3.36%, respectively, as reported in Amendment No. 2 to Schedule 13D, to approximately 5.07%, 2.50%, and 1.06%, respectively, as of the date of this Amendment.




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: January 6, 2003              UNITRIN, INC.


                                         By:    /s/ David F. Bengston
                                             ------------------------------
                                                David F. Bengston
                                                Vice President


                                         TRINITY UNIVERSAL INSURANCE COMPANY



                                         By:    /s/ John M. Boschelli
                                             ------------------------------
                                                John M. Boschelli
                                                Assistant Treasurer


                                         UNITED INSURANCE COMPANY OF AMERICA



                                         By:    /s/ Scott Renwick
                                             ------------------------------
                                                Scott Renwick
                                                Vice President